Exhibit 3.1

Amendment to Bylaws of Journal Communications, Inc.
Effective May 7, 2013

The second sentence of Section 3.01 of Article III of the Bylaws is amended in its entirety to provide as follows:

“The number of directors of the corporation shall be seven (7), divided into three classes, designated as Class I, Class II and Class III; and such classes shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors.”